UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of December 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: December 20th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral Pacific Pursues New Oil Discovery by Deviating Supplejack South-1 Well

Wellington, New Zealand – December 20, 2005 --/PRNewswire/-- Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX: AEN)

The Supplejack South-1 well (Austral 36.67%) has now reached its target depth of 1951m. The main target, the SN-0 Sandstone, was encountered at its predicted depth below 1900m (6,200 feet). Electric logs demonstrate that there is 1-2m of oil pay at the top of a good quality 7m (23 feet) thick reservoir sandstone; and a down-hole sampling tool has recovered oil from this level. Several shallower, gas-charged sands were encountered, and a gas sample was also recovered from one of these. The joint venture parties have decided to deviate the well 550m (1800 feet) further south, where it is anticipated that these reservoirs will be penetrated some 10m (33 feet) higher on the structure, with a view to intersecting a bigger oil column in the SN-0 Sand. The Supplejack South-1A well deviation operation is now underway and should be completed over the Christmas / New Year interval.

Operations commenced today at the Cardiff-2A well-site (Austral 25.1%), to isolate the McKee Sands in order to flow-test this gas pay without interference from the other test zones. Flow-testing of this zone is expected to commence before the end of year, and to continue through January. This test is intended to provide flow and pressure data which will establish the long term production potential of this pay interval. Subsequent to this program, a work-over rig will recomplete the well with a long term production tubing assembly, which will also allow the deeper and much thicker K3E sands to be isolated and independently tested.

The Cheal-A4 well will be shut in during the week, in order to commence site reconstruction operations, which will lead to all wells on the Cheal-A site being brought back in to long term production in the second quarter of 2006. Cheal-A4 has now produced in excess of 53,000 barrels of oil and has an excellent production performance. The Cheal-B site is now being secured, in order that the Cheal-B1 well can be drilled in February 2006. This will be the first well to test the northern extent of the Cheal oil field (Austral 36.5%). It is anticipated that several more wells will be drilled from the Cheal-B site, and that pipelines will be laid during 2006 to link the two production sites to each other and to regional pipeline infrastructure.

The Supplejack South-1A operations will result in the schedule for drilling the Heaphy-1 well (Austral 67.7%) being moved back into February 2006, to be followed by the Cheal-B1 well.

Austral and its joint venture partner are presently moving the Coral Sea Rig #1 and its associated equipment to a west coast United States port, from where it will be shipped out this month to Port Moresby, the capital city of Papua New Guinea. It will then be transported by barge and helicopter to the Douglas-1 wellsite (Austral 35%), with drilling operations scheduled to commence during the first Quarter of 2006.

CEO Dave Bennett says “Our active and well balanced program of work over the coming months has good potential to build value into the Company, through new discovery and by realizing value in our existing discoveries”.

CONTACT: Investor Relations: tel: +1 561 837 8057 ext 2

<Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.